1

NAME OF REGISTRANT

Franklin Real Estate Securities Fund
File No. 811-08034

EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders

Franklin Real Estate Securities Fund
(a series of Franklin Real Estate Securities Trust)

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS

                        May 15, 2008

1: To approve a new investment management agreement with Franklin Templeton Institutional, LLC.

       Require    Current      of     of
       Voting     Voting       O/S    Voted
       Level      Level
For:   9,109,269. 12,782,922.  48.52  94.02%
       203        935          %
Again             208,448.435  0.79%  1.53%
st:
Absta             604,552.814  2.29%  4.45%
in:
Total  13,173,002 13,595,924.  51.61  100.00
Voted  .823       184          %      %
: